UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 April 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 April 2025

Operational review for the nine months ended 31 March 2025

Record iron ore and copper production demonstrating resilience of business

“BHP’s performance in FY25 to date demonstrates the resilience of our business, with our copper and iron ore operations achieving record nine-month production amid challenging operating and market conditions. Group copper production rose 10%, underpinned by a 20% increase in output at Escondida and strong performances at Spence and Copper SA. In our WA iron ore operations, we continue to demonstrate supply chain excellence from pit to port, and delivered record tonnes from the Central Pilbara hub. At BMA in Queensland, in the highest rainfall wet season in more than a decade, steelmaking coal volumes rose by 5% following a strong performance across the open cut mines.

BHP recently achieved 40% female representation across our global employee base, a 23% point increase since 2016. The efforts that have underpinned this have made BHP a safer, more productive, and better performing business. We have a distinctive competitive advantage in responding to labour and skills shortages across our sector.

Despite the limited direct impact of tariffs on BHP, the implication of slower economic growth and a fragmented trading environment could be more significant. China’s ability to shift toward a consumption-led economy and for trade flows to adapt to the new environment will be key to sustaining the global outlook.

In the face of global volatility and policy uncertainty, BHP is poised to benefit from a flight to quality with tier one assets, industry-leading margins and high-return organic growth opportunities that will underpin value and returns through the cycle.”

Mike Henry BHP Chief Executive Officer
Summary

Operational excellence	Guidance

Record iron ore and copper production	Production on track; Escondida MT updated

BHP delivered record nine-month group copper production of 1.5 million tonnes, driven by a 20% increase at Escondida and strong underlying performances across all other operated copper assets.

We also delivered record nine-month iron ore production, with WAIO demonstrating its resilience to offset the impact of Tropical Cyclone Zelia and Tropical Storm Sean, and as Samarco continues to ramp up.

We are on track to deliver production in the upper half of the FY25 guidance ranges at Escondida, Pampa Norte and NSWEC, with Samarco expected at the upper end. FY25 production guidance ranges at all assets remain unchanged, with BMA now no longer guided to the upper half due to wet weather. We also remain on track to deliver FY25 unit cost guidance across all assets, except BMA where we expect unit costs to be higher due to weather and geotechnical challenges at Broadmeadow.

We have optimised the growth program schedule at Escondida, including extending the expected life of the Los Colorados concentrator beyond FY29. This and other operational measures add ~400 kt of incremental production and extend medium term guidance of 900 – 1,000 ktpa to FY31.

Growth	Social value

Growing in copper and potash	Progress on decarbonisation

We are executing on our growth program with Jansen Stages 1 and 2 now 66% and 8% complete (respectively), the formation of the Vicuña joint venture, and the submission of the DIA permit relating to the Laguna Seca concentrator expansion at Escondida.	We are on track to achieve our target of reducing operational greenhouse gas emissions by at least 30% by FY30[i]. The pace of development of some decarbonisation technology has slowed, particularly relating to the displacement of diesel used for materials movement. We continue to work with our Original Equipment Manufacturer partners to advance zero emission technology and we are progressing certain site trials.

Production	Quarter performance			YTD performance		FY25 production guidance

	Q3 FY25	v Q2 FY25	v Q3 FY24	YTD Mar FY25	v YTD Mar FY24	Previous		Current

Copper (kt)	513.2	0%	10%	1,500.2	10%	1,845 – 2,045		1,845 – 2,045

Escondida (kt)	333.6	(2%)	16%	977.6	20%	1,180 – 1,300		1,180 – 1,300	Upper half

Pampa Norte (kt)ii	67.9	3%	10%	194.2	(3%)	240 – 270	ii	240 – 270ii	Upper half

Copper South Australia (kt)	78.9	11%	(0%)	223.5	(4%)	300 – 325		300 – 325	Unchanged

Antamina (kt)	30.9	1%	(9%)	97.7	(7%)	115 – 135		115 – 135	Unchanged

Carajás (kt)	1.9	(37%)	(39%)	7.2	17%	-		-	-

Iron ore (Mt)	61.8	(7%)	0%	192.6	1%	255 – 265.5		255 – 265.5

WAIO (Mt)	60.1	(7%)	(0%)	188.3	1%	250 – 260		250 – 260	Unchanged

WAIO (100% basis) (Mt)	67.8	(7%)	(0%)	212.5	1%	282 – 294		282 – 294	Unchanged

Samarco (Mt)	1.6	11%	39%	4.4	18%	5 – 5.5		5 – 5.5	Upper end

Steelmaking coal – BMA (Mt)iii	3.9	(12%)	(35%)	12.9	(26%)	16.5 – 19		16.5 – 19	Original

BMA (100% basis) (Mt)iii	7.8	(12%)	(35%)	25.7	(26%)	33 – 38		33 – 38	Original

Energy coal – NSWEC (Mt)	3.6	(3%)	(13%)	11.0	(6%)	13 – 15		13 – 15	Upper half

Nickel – Western Australia Nickel (kt)iv	2.3	(71%)	(88%)	29.9	(49%)	-		-	-

Note: Updates with respect to FY25 production guidance since the HY25 Results Announcement are shown in italics. Refer page 5 for footnotes.

BHP | Operational review for the nine months ended 31 March 2025

Segment and asset performance | FY25 YTD v FY24 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper

Production 1,500 kt 10% YTD Mar FY24 1,360 kt FY25e 1,845 – 2,045 kt Average realised price US$4.19/lb 13% YTD Mar FY24 US$3.72/lb

Total copper production increased 10% to a record 1,500 kt. Copper production guidance for FY25 remains unchanged at between 1,845 and 2,045 kt.

Escondida 978 kt 20% (100% basis)

Production increased primarily due to strong material mined, higher concentrator feed grade of 1.05%, increasing from 0.85%, and higher concentrator throughput. This was partially offset by planned lower cathode production, as the integration of the Full SaL leaching project continued. The project remains on track for first production later in FY25.

Production guidance for FY25 remains unchanged at between 1,180 and 1,300 kt and is now expected to be in the upper half of this range, as strong operational performance across the year offset the challenges of Union N°1 strike action, sea swells at Puerto Coloso and the national Chilean power outage in February. Concentrator feed grade is now expected to be above 0.95% (previously above 0.90%) for FY25.

Following the site visit in November 2024, we have continued to optimise our growth program schedule to reduce production impacts. It is expected the operation of the Los Colorados concentrator will be extended beyond FY29, without any impact to the remainder of the growth program. We anticipate this extension and other operational measures will increase production across the period from 2027 to 2031, to between 900 – 1,000 ktpa, extending current medium term guidance. The actions have the potential to add an incremental ~400 kt of production across the period.

Pampa Norte 194 kt 3%

Pampa Norte consists of Spence and Cerro Colorado. Spence production increased 3% due to improved stacked material and grades, notwithstanding the impact of the national Chilean power outage in February. Concentrator feed grade was broadly in line with the prior period.

Production guidance for FY25 for Spence remains unchanged at between 240 and 270 kt, with production now expected to be in the upper half of the range.

Cerro Colorado remains in temporary care and maintenance having contributed 11 kt of copper production in HY24.

Copper South Australia 224 kt 4%

Strong underlying performance following the weather-related power outage in Q2. The Olympic Dam smelter and refinery demonstrated operating stability, delivering strong copper cathode production and record refined gold and silver production in the quarter.

Carrapateena is achieving higher productivity from the sub-level cave enabled by Crusher 2, delivering record mine and concentrator performance. Production was lower at Prominent Hill due to the impacts of the minor pit geotechnical instability and ventilation constraints in Q1, which was partially offset by inventory drawdowns.

Production guidance for FY25 remains unchanged at between 300 and 325 kt.

Other copper

At Antamina, copper production decreased 7% to 98 kt reflecting planned lower concentrator throughput and a slight decline in feed grade. Zinc production was 22% lower at 68 kt, as a result of planned lower feed grade and lower throughput.

For FY25, at Antamina, copper production guidance of between 115 and 135 kt and zinc production guidance of between 90 and 110 kt remain unchanged.

Carajás produced 7.2 kt of copper and 5.5 troy koz of gold.

BHP | Operational review for the nine months ended 31 March 2025

Iron ore

Production 193 Mt 1% YTD Mar FY24 190 Mt FY25e 255 – 265.5 Mt Average realised price US$82.93/wmt 21% YTD Mar FY24 US$104.53/wmt

Iron ore production increased 1% to a record 193 Mt. Production guidance for FY25 remains unchanged at between 255 and 265.5 Mt.

WAIO 188 Mt 1% | 213 Mt (100% basis)

Production increased as a result of continued strong supply chain performance, with record volumes delivered from the Central Pilbara hub (South Flank and Mining Area C) following the completion of the ramp up of South Flank in FY24 and a 13% increase in productive movement.

The Port Debottlenecking Project 1 (PDP1), which was delivered in CY24, has continued to unlock improved car dumper and ship loader performance with record nine-month shipments of iron ore.

This strong performance was partially offset by the impact of Tropical Cyclone Zelia and Tropical Storm Sean, and the planned increase in tie-in activity of the multi-year Rail Technology Programme (RTP1).

Production guidance for FY25 remains unchanged at between 250 and 260 Mt (282 and 294 Mt on a 100% basis).

Samarco 4.4 Mt 18% | 8.8 Mt (100% basis)

Production continues to increase following the restart of the second concentrator in December. Ramp up is progressing well and production capacity is expected to increase to ~16 Mtpa of pellets (100% basis) once fully ramped up by the end of FY25 (ahead of schedule).

Production guidance for FY25 remains unchanged at between 5 and 5.5 Mt, with production expected to be at the upper end of the range.

Coal Steelmaking coal
Production 12.9 Mt 26% YTD Mar FY24 17.4 Mt FY25e 16.5 – 19 Mt Average realised price US$200.12/t 26% YTD Mar FY24 US$272.09/t

BMA 12.9 Mt 26% | 25.7 Mt (100% basis)

Production increased 5% (excluding the contribution of Blackwater and Daunia in FY24). Strong performance across the open cut mines, underpinned by improved truck productivity and a draw down of inventory, helped mitigate the impact of significant wet weather[v] in the December and March quarters.

At Broadmeadow, we are operating at slower mining rates to safely manage the geotechnical characteristics of the current longwall panel. We expect this will continue into Q1 FY26.

Production guidance for FY25 remains unchanged at between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis). Following the impact of significant wet weather and geotechnical challenges at Broadmeadow, production is now no longer guided to the upper half of the range and unit costs for FY25 are now expected to be between US$128/t and US$133/tvi.

Our work to improve raw coal inventory levels in prior periods has assisted in stabilising operating performance across the asset, as we have drawn down on inventory this quarter to help mitigate the impact of wet weather and geotechnical challenges. This will extend the inventory rebuild into CY27.

BHP | Operational review for the nine months ended 31 March 2025

Energy coal
Production 11.0 Mt 6% YTD Mar FY24 11.6 Mt FY25e 13 – 15 Mt Average realised price US$115.99/t 4% YTD Mar FY24 US$120.97/t

NSWEC 11.0 Mt 6%

Production decreased as a result of reduced truck availability, increased wet weather and a higher proportion of washed coal, partially offset by a draw down of inventory.

Production guidance for FY25 remains unchanged at between 13 and 15 Mt, with production expected to be in the upper half of the range.

On 16 April 2025, we received approval from the NSW Government to extend mining to 30 June 2030.

Group & Unallocated

Nickel

Production	Western Australia Nickel 30 kt 49%

30 kt 49% YTD Mar FY24 59 kt

Western Australia Nickel (WAN) transitioned into temporary suspension in HY25. No production guidance has been provided for FY25.

BHP intends to review the decision to temporarily suspend WAN by February 2027.

Quarterly performance | Q3 FY25 v Q2 FY25

Copper		Iron ore
513 kt -% Q2 FY25 511 kt	Higher production at Copper SA with strong performance following the weather-related power outage in Q2 was offset by lower production at Escondida due to a national Chilean power outage and high sea swells which prevented concentrate loading onto vessels resulting in a temporary suspension to upstream concentrator operations.	62 Mt 7% Q2 FY25 66 Mt	Lower production at WAIO as a result of the impact of Tropical Cyclone Zelia and Tropical Storm Sean.
Steelmaking coal		Energy coal
3.9 Mt 12% Q2 FY25 4.4 Mt	Lower production due to significant wet weather, partially offset by inventory draw down.	3.6 Mt 3% Q2 FY25 3.7 Mt	Lower production due to reduced wash plant availability and the impact of wet weather.
Nickel
2.3 kt 71% Q2 FY25 8.0 kt	Inventory was drawn down as operations transitioned into temporary suspension in HY25.

BHP | Operational review for the nine months ended 31 March 2025

Footnotes

i

Our operational GHG emissions are the Scopes 1 and 2 emissions from our operated assets. Our FY30 reduction target is from our FY20 baseline, adjusted for acquisitions, divestments and greenhouse gas emission calculation methodology changes. The latest BHP GHG Emissions Calculation Methodology is available at bhp.com/climate.

ii

YTD March FY24 includes 11 kt from Cerro Colorado, which entered temporary care and maintenance in December 2023. Excluding these volumes, YTD March FY25 production increased 3%. Production guidance for FY25 is for Spence only. Refer to copper and the production and sales report for further information.

iii

YTD March FY24 production includes 5 Mt (10 Mt on a 100% basis) from the Blackwater and Daunia mines, which were divested on 2 April 2024. Excluding these volumes, YTD March FY25 production increased 5%. Following the impact of significant wet weather and geotechnical challenges, production is now no longer guided to the upper half of the guidance range. Refer to steelmaking coal and the production and sales report for further information.

iv	Western Australia Nickel ramped down and entered temporary suspension in December 2024. Refer to nickel and the production and sales report for further information.

v	649mm of rainfall recorded at Moranbah in the nine months ended 31 March 2025, 32% higher than the nine months ended 31 March 2024 (493mm).

vi	FY25 unit cost guidance is based on an exchange rate of AUD/USD 0.66.

BHP | Operational review for the nine months ended 31 March 2025

Appendix 1

Average realised pricesi

	Quarter performance			YTD performance
	Q3 FY25	v Q2 FY25	v Q3 FY24	YTD Mar FY25	v YTD Mar FY24

Copper (US$/lb)ii	4.56	22%	18%	4.19	13%

Iron ore (US$/wmt, FOB)	86.85	6%	(18%)	82.93	(21%)

Steelmaking coal (US$/t) iii	184.98	(7%)	(34%)	200.12	(26%)

Energy coal (US$/t)iv	97.81	(21%)	(16%)	115.99	(4%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii	Sales from Carrapateena and Prominent Hill acquired through the purchase of OZL are included since Q4 FY24 period.

iii

From FY25, steelmaking coal refers to hard coking coal which is generally those steelmaking coals with a Coke Strength after Reaction (CSR) of 35 and above. Comparative periods include impacts from weak coking coal, which refers generally to those steelmaking coals with a CSR below 35, which were sold by Blackwater and Daunia mines, divested on 2 April 2024.

iv	Export sales only. Includes thermal coal sales from steelmaking coal mines.

Current year unit cost guidance

FY25 guidance[i]

Unit cost	Current

Escondida (US$/lb)	1.30 – 1.60	Unchanged

Spence (US$/lb)	2.00 – 2.30	Unchanged

Copper SA (US$/lb)ii	1.30 – 1.80	Upper half

WAIO (US$/t)	18.00 – 19.50	Unchanged

BMA (US$/t)	128 – 133	Increased

i	FY25 unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

ii	Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$	1.50 – 1.80/lb

Spence	~250 ktpa	US$	2.05 – 2.35/lb

WAIO (100% basis)	>305 Mtpa		<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa		<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

iii	Medium term refers to FY27 to FY31. Production for FY25 and FY26 is expected to average between 1,200 and 1,300 ktpa.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 66% complete

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 8% complete

The operating expenditure related to Potash for FY25 is expected to be ~US$300 m.

Exploration

Minerals exploration and evaluation expenditure was US$279 m for YTD March FY25 (YTD March FY24: US$311 m) of which US$241 was expensed (YTD March FY24: US$267 m).

BHP | Operational Review for the nine months ended 31 March 2025

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2024	2024	2024	2024	2025	2025	2024	%	2024	2024	2024	2024	2025	2025	2024	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	339.0	370.4	360.9	391.4	379.6	1,131.9	965.1	17%	281.5	378.7	391.5	372.8	399.0	1,163.3	896.0	30%
	Escondida	kt	239.2	258.5	264.8	295.4	288.4	848.6	668.2	27%	204.0	261.3	273.2	275.0	309.2	857.4	625.2	37%
	Pampa Norte	kt	39.5	39.4	35.7	36.6	36.1	108.4	110.9	(2)%	26.9	49.3	44.0	36.5	36.5	117.0	93.1	26%
	Copper South Australia	kt	23.3	32.1	21.8	25.9	22.3	70.0	74.2	(6)%	17.1	28.0	30.4	25.9	23.8	80.1	70.9	13%
	Antamina	kt	33.9	38.3	36.3	30.5	30.9	97.7	105.6	(7)%	31.3	37.4	39.6	33.3	27.4	100.3	102.4	(2)%
	Carajás	kt	3.1	2.1	2.3	3.0	1.9	7.2	6.2	17%	2.2	2.7	4.3	2.1	2.1	8.5	4.4	93%
	Cathode	kt	126.8	134.4	115.4	119.3	133.6	368.3	395.2	(7)%	120.1	142.3	110.7	120.0	133.3	364.0	389.6	(7)%
	Escondida	kt	49.0	50.7	39.4	44.4	45.2	129.0	147.9	(13)%	44.3	54.6	37.6	43.2	47.4	128.2	145.7	(12)%
	Pampa Norte	kt	22.1	26.5	24.4	29.6	31.8	85.8	88.8	(3)%	22.1	26.5	24.1	30.0	30.7	84.8	89.8	(6)%
	Copper South Australia	kt	55.7	57.2	51.6	45.3	56.6	153.5	158.5	(3)%	53.7	61.2	49.0	46.8	55.2	151.0	154.1	(2)%
	Total	kt	465.8	504.8	476.3	510.7	513.2	1,500.2	1,360.3	10%	401.6	521.0	502.2	492.8	532.3	1,527.3	1,285.6	19%
Lead	Payable metal in concentrate	t	-	131	21	148	234	403	201	100%	108	9	125	35	181	341	353	(3)%
	Antamina	t	-	131	21	148	234	403	201	100%	108	9	125	35	181	341	353	(3)%
Zinc	Payable metal in concentrate	t	18,409	15,839	19,374	22,792	26,026	68,192	87,553	(22)%	17,559	14,118	19,609	25,328	22,249	67,186	88,563	(24)%
	Antamina	t	18,409	15,839	19,374	22,792	26,026	68,192	87,553	(22)%	17,559	14,118	19,609	25,328	22,249	67,186	88,563	(24)%
Gold	Payable metal in concentrate	troy oz	79,159	100,013	85,668	90,468	89,841	265,977	262,947	1%	70,398	92,323	98,936	89,174	92,357	280,467	257,054	9%
	Escondida	troy oz	38,955	45,410	46,963	37,293	44,527	128,783	135,651	(5)%	38,955	45,410	46,963	37,293	44,527	128,783	135,651	(5)%
	Pampa Norte	troy oz	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%
	Copper South Australia	troy oz	36,427	48,355	32,928	48,309	40,457	121,694	114,706	6%	28,136	40,507	44,761	47,719	42,825	135,305	109,794	23%
	Carajás	troy oz	1,958	1,572	1,734	2,231	1,516	5,481	3,986	38%	1,488	1,730	3,169	1,527	1,664	6,360	3,005	112%
	Refined gold	troy oz	49,128	49,139	37,385	47,478	57,006	141,869	157,984	(10)%	41,710	52,687	40,326	43,479	57,982	141,787	151,095	(6)%
	Copper South Australia	troy oz	49,128	49,139	37,385	47,478	57,006	141,869	157,984	(10)%	41,710	52,687	40,326	43,479	57,982	141,787	151,095	(6)%
	Total	troy oz	128,287	149,152	123,053	137,946	146,847	407,846	420,931	(3)%	112,108	145,010	139,262	132,653	150,339	422,254	408,149	3%
Silver	Payable metal in concentrate	troy koz	2,620	3,317	3,150	3,277	3,418	9,845	8,276	19%	2,431	3,137	3,126	3,084	3,198	9,408	7,896	19%
	Escondida	troy koz	1,328	1,549	1,546	1,619	1,787	4,952	3,897	27%	1,328	1,549	1,546	1,619	1,787	4,952	3,897	27%
	Pampa Norte	troy koz	327	583	503	451	428	1,382	1,071	29%	327	583	503	451	428	1,382	1,071	29%
	Copper South Australia	troy koz	252	312	223	253	186	662	822	(19)%	189	311	295	218	173	686	811	(15)%
	Antamina	troy koz	713	873	878	954	1,017	2,849	2,486	15%	587	694	782	796	810	2,388	2,117	13%
	Refined silver	troy koz	248	265	206	133	462	801	730	10%	188	329	202	110	486	798	629	27%
	Copper South Australia	troy koz	248	265	206	133	462	801	730	10%	188	329	202	110	486	798	629	27%
	Total	troy koz	2,868	3,582	3,356	3,410	3,880	10,646	9,006	18%	2,619	3,466	3,328	3,194	3,684	19,614	16,421	19%
Uranium	Payable metal in concentrate	t	863	929	672	725	783	2,180	2,674	(18)%	394	1,554	677	640	710	2,027	1,770	15%
	Copper South Australia	t	863	929	672	725	783	2,180	2,674	(18)%	394	1,554	677	640	710	2,027	1,770	15%
Molybdenum	Payable metal in concentrate	t	824	699	1,084	751	801	2,636	1,917	38%	677	678	862	872	839	2,573	1,709	51%
	Pampa Norte	t	203	117	182	136	187	505	677	(25)%	219	134	181	138	223	542	684	(21)%
	Antamina	t	621	582	902	615	614	2,131	1,240	72%	458	544	681	734	616	2,031	1,025	98%
Iron ore	Western Australia Iron Ore (WAIO)	kt	60,299	68,173	63,363	64,751	60,137	188,251	186,763	1%	61,868	67,323	63,408	64,341	59,234	186,983	188,654	(1)%
	Samarco	kt	1,174	1,041	1,285	1,471	1,635	4,391	3,707	18%	1,258	1,043	1,002	1,508	1,445	3,955	3,723	6%
	Total	kt	61,473	69,214	64,648	66,222	61,772	192,642	190,470	1%	63,126	68,366	64,410	65,849	60,679	190,938	192,377	(1)%
Steelmaking coal¹	BHP Mitsubishi Alliance (BMA)	kt	6,035	4,922	4,515	4,430	3,919	12,864	17,353	(26)%	6,359	4,904	4,273	4,726	3,791	12,790	17,390	(26)%
Energy coal	NSW Energy Coal (NSWEC)	kt	4,149	3,751	3,675	3,698	3,596	10,969	11,617	(6)%	3,932	3,678	3,951	3,803	3,509	11,263	11,489	(2)%
Nickel[2]	Western Australia Nickel	kt	18.8	23.0	19.6	8.0	2.3	29.9	58.6	(49)%	18.8	23.2	19.9	11.2	2.2	33.3	57.7	(42)%
Cobalt[2]	Western Australia Nickel	t	179	181	294	121	35	450	553	(19)%	179	181	294	121	-	415	481	(14)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. BMA includes thermal coal sales.

2 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the nine months ended 31 March 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2024	2024	2024	2024	2025	2025	2024	%	2024	2024	2024	2024	2025	2025	2024	%
	Production and sales
	By asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	103,872	102,752	100,416	116,083	117,038	333,537	286,502	16%
	Concentrator throughput	kt	31,653	34,377	32,488	35,293	32,889	100,670	99,737	1%
	Average copper grade—concentrator	%	0.92%	0.99%	1.00%	1.06%	1.09%	1.05%	0.85%	24%
	Production ex mill	kt	238.6	279.5	269.9	309.8	295.6	875.3	681.9	28%
	Payable copper	kt	239.2	258.5	264.8	295.4	288.4	848.6	668.2	27%	204.0	261.3	273.2	275.0	309.2	857.4	625.2	37%
	Copper cathode (EW)	kt	49.0	50.7	39.4	44.4	45.2	129.0	147.9	(13)%	44.3	54.6	37.6	43.2	47.4	128.2	145.7	(12)%
	Oxide leach	kt	14.4	13.8	7.8	12.2	14.3	34.3	48.9	(30)%
	Sulphide leach	kt	34.6	36.9	31.6	32.2	30.9	94.7	99.0	(4)%
	Total copper	kt	288.2	309.2	304.2	339.8	333.6	977.6	816.1	20%	248.3	315.9	310.8	318.2	356.6	985.6	770.9	28%
	Payable gold concentrate	troy oz	38,955	45,410	46,963	37,293	44,527	128,783	135,651	(5)%	38,955	45,410	46,963	37,293	44,527	128,783	135,651	(5)%
	Payable silver concentrate	troy koz	1,328	1,549	1,546	1,619	1,787	4,952	3,897	27%	1,328	1,549	1,546	1,619	1,787	4,952	3,897	27%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	39.5	39.4	35.7	36.6	36.1	108.4	110.9	(2)%	26.9	49.3	44.0	36.5	36.5	117.0	93.1	26%
	Cathode	kt	22.1	26.5	24.4	29.6	31.8	85.8	88.8	(3)%	22.1	26.5	24.1	30.0	30.7	84.8	89.8	(6)%
	Total copper	kt	61.6	65.9	60.1	66.2	67.9	194.2	199.7	(3)%	49.0	75.8	68.1	66.5	67.2	201.8	182.9	10%
Gold		troy oz	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%
Silver		troy koz	327	583	503	451	428	1,382	1,071	29%	327	583	503	451	428	1,382	1,071	29%
Molybdenum		t	203	117	182	136	187	505	677	(25)%	219	134	181	138	223	542	684	(21)%

Cerro Colorado¹
	Material mined	kt	-	-	-	-	-	-	-	-
	Ore stacked	kt	-	-	-	-	-	-	154	(100)%
	Average copper grade—stacked	%	-	-	-	-	-	-	0.58%	(100)%
	Copper cathode (EW)	kt	-	-	-	-	-	-	11.1	(100)%	-	-	-	-	-	-	12.5	(100)%

Spence
	Material mined	kt	15,968	19,951	23,260	25,238	21,848	70,346	69,595	1%
	Ore stacked	kt	6,008	5,926	4,928	5,974	5,584	16,486	15,865	4%
	Average copper grade—stacked	%	0.56%	0.54%	0.73%	0.81%	0.62%	0.72%	0.58%	24%
	Concentrator throughput	kt	8,055	7,766	7,547	7,722	7,754	23,023	23,679	(3)%
	Average copper grade—concentrator	%	0.64%	0.70%	0.64%	0.62%	0.63%	0.63%	0.64%	(2)%
	Payable copper	kt	39.5	39.4	35.7	36.6	36.1	108.4	110.9	(2)%	26.9	49.3	44.0	36.5	36.5	117.0	93.1	26%
	Copper cathode (EW)	kt	22.1	26.5	24.4	29.6	31.8	85.8	77.7	10%	22.1	26.5	24.1	30.0	30.7	84.8	77.3	10%
	Total copper	kt	61.6	65.9	60.1	66.2	67.9	194.2	188.6	3%	49.0	75.8	68.1	66.5	67.2	201.8	170.4	18%
	Payable gold concentrate	troy oz	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%	1,819	4,676	4,043	2,635	3,341	10,019	8,604	16%
	Payable silver concentrate	troy koz	327	583	503	451	428	1,382	1,071	29%	327	583	503	451	428	1,382	1,071	29%
	Payable molybdenum	t	203	117	182	136	187	505	677	(25)%	219	134	181	138	223	542	684	(21)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the nine months ended 31 March 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2024	2024	2024	2024	2025	2025	2024	%	2024	2024	2024	2024	2025	2025	2024	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	27.4	34.7	27.9	28.0	24.8	80.7	84.2	(4)%	17.1	28.0	30.4	25.9	23.8	80.1	70.9	13%
	Cathode	kt	55.7	57.2	51.6	45.3	56.6	153.5	158.5	(3)%	53.7	61.2	49.0	46.8	55.2	151.0	154.1	(2)%
	Total copper	kt	83.1	91.9	79.5	73.3	81.4	234.2	242.7	(4)%	70.8	89.2	79.4	72.7	79.0	231.1	225.0	3%
	Payable metal in concentrate transfer to Olympic Dam	kt	(4.1)	(2.6)	(6.1)	(2.1)	(2.5)	(10.7)	(10.0)	7%
	Net copper	kt	79.0	89.3	73.4	71.2	78.9	223.5	232.7	(4)%
Gold	Payable metal in concentrate	troy oz	43,209	52,045	46,452	52,288	46,097	144,837	132,684	9%	28,136	40,507	44,761	47,719	42,825	135,305	109,794	23%
	Refined gold	troy oz	49,128	49,139	37,385	47,478	57,006	141,869	157,984	(10)%	41,710	52,687	40,326	43,479	57,982	141,787	151,095	(6)%
	Total gold	troy oz	92,337	101,184	83,837	99,766	103,103	286,706	290,668	(1)%	69,846	93,194	85,087	91,198	100,807	277,092	260,889	6%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(6,782)	(3,690)	(13,524)	(3,979)	(5,640)	(23,143)	(17,978)	29%
	Net gold	troy oz	85,555	97,494	70,313	95,787	97,463	263,563	272,690	(3)%
Silver	Payable metal in concentrate	troy koz	282	333	254	264	198	716	876	(18)%	189	311	295	218	173	686	811	(15)%
	Refined silver	troy koz	248	265	206	133	462	801	730	10%	188	329	202	110	486	798	629	27%
	Total silver	troy koz	530	598	460	397	660	1,517	1,606	(6)%	377	640	497	328	659	1,484	1,440	3%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(30)	(21)	(31)	(11)	(12)	(54)	(54)	0%
	Net silver	troy koz	500	577	429	386	648	1,463	1,552	(6)%
Uranium		t	863	929	672	725	783	2,180	2,674	(18)%	394	1,554	677	640	710	2,027	1,770	15%

Olympic Dam
	Material mined	kt	2,747	2,815	2,734	1,918	2,498	7,150	7,939	(10)%
	Ore milled	kt	2,511	2,912	2,617	2,407	2,462	7,486	7,741	(3)%
	Average copper grade	%	1.96%	2.00%	1.99%	2.09%	1.99%	2.02%	2.01%	0%
	Average uranium grade	kg/t	0.57	0.58	0.60	0.59	0.56	0.58	0.58	0%
	Copper cathode (ER and EW)	kt	55.7	57.2	51.6	45.3	56.6	153.5	158.5	(3)%	53.7	61.2	49.0	46.8	55.2	151.0	154.1	(2)%
	Refined gold	troy oz	49,128	49,139	37,385	47,478	57,006	141,869	157,984	(10)%	41,710	52,687	40,326	43,479	57,982	141,787	151,095	(6)%
	Refined silver	troy koz	248	265	206	133	462	801	730	10%	188	329	202	110	486	798	629	27%
	Payable uranium	t	863	929	672	725	783	2,180	2,674	(18)%	394	1,554	677	640	710	2,027	1,770	15%

Prominent Hill
	Material mined	kt	1,094	1,175	927	1,111	1,119	3,157	3,329	(5)%
	Ore milled	kt	1,473	1,815	1,559	1,761	1,364	4,684	4,925	(5)%
	Average copper grade	%	0.86%	0.94%	0.73%	0.72%	0.82%	0.75%	0.85%	(11)%
	Concentrate produced	kt	22.3	28.4	19.6	21.5	19.2	60.3	69.7	(13)%
	Payable copper	kt	10.9	14.6	9.5	10.9	9.7	30.1	35.9	(16)%	6.5	7.3	10.9	8.0	9.5	28.4	25.5	11%
	Payable gold concentrate	troy oz	21,019	25,357	20,976	25,445	24,309	70,730	68,829	3%	14,644	12,955	18,719	19,658	22,614	60,991	50,213	21%
	Payable silver concentrate	troy koz	62	90	63	70	63	196	190	3%	38	48	73	48	51	172	150	15%

Carrapateena
	Material mined	kt	1,232	1,486	1,470	1,476	1,202	4,148	3,743	11%
	Ore milled	kt	1,226	1,450	1,446	1,429	1,306	4,181	3,763	11%
	Average copper grade	%	1.52%	1.57%	1.45%	1.37%	1.31%	1.38%	1.44%	(5)%
	Concentrate produced	kt	45.9	62.0	59.2	57.6	50.6	167.4	132.7	26%
	Payable copper	kt	16.5	20.1	18.4	17.1	15.1	50.6	48.3	5%	10.6	20.7	19.5	17.9	14.3	51.7	45.4	14%
	Payable gold concentrate	troy oz	22,190	26,688	25,476	26,843	21,788	74,107	63,855	16%	13,492	27,552	26,042	28,061	20,211	74,314	59,581	25%
	Payable silver concentrate	troy koz	220	243	191	194	135	520	686	(24)%	151	263	222	170	122	514	661	(22)%

BHP | Operational Review for the nine months ended 31 March 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Mar 2024	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Mar 2025	Mar 2024	Var %	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Mar 2025	Mar 2024	Var %

Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	56,233	62,481	64,094	57,497	51,529	173,120	181,082	(4)%
Concentrator throughput	kt	14,312	14,534	13,096	13,323	13,140	39,559	43,382	(9)%
Average head grade - copper	%	0.83%	0.91%	0.91%	0.77%	0.81%	0.83%	0.85%	(3)%
Average head grade - zinc	%	0.68%	0.68%	0.67%	0.84%	0.85%	0.79%	0.96%	(18)%
Payable copper	kt	33.9	38.3	36.3	30.5	30.9	97.7	105.6	(7)%	31.3	37.4	39.6	33.3	27.4	100.3	102.4	(2)%
Payable zinc	t	18,409	15,839	19,374	22,792	26,026	68,192	87,553	(22)%	17,559	14,118	19,609	25,328	22,249	67,186	88,563	(24)%
Payable silver	troy koz	713	873	878	954	1,017	2,849	2,486	15%	587	694	782	796	810	2,388	2,117	13%
Payable lead	t	-	131	21	148	234	403	201	100%	108	9	125	35	181	341	353	(3)%
Payable molybdenum	t	621	582	902	615	614	2,131	1,240	72%	458	544	681	734	616	2,031	1,025	98%

Carajás, Brazil	BHP interest 100%
Material mined	kt	163	134	180	152	140	472	352	34%
Ore milled	kt	163	135	161	170	128	460	353	30%
Average copper grade	%	2.07%	1.68%	1.61%	1.92%	1.64%	1.73%	1.91%	(9)%
Production ex mill	kt	12.9	8.8	9.9	12.6	7.9	30.4	25.7	18%
Average gold grade	g/t	0.50	0.48	0.46	0.54	0.50	0.50	0.48	4%
Payable copper	kt	3.1	2.1	2.3	3.0	1.9	7.2	6.2	17%	2.2	2.7	4.3	2.1	2.1	8.5	4.4	93%
Payable gold concentrate	troy oz	1,958	1,572	1,734	2,231	1,516	5,481	3,986	38%	1,488	1,730	3,169	1,527	1,664	6,360	3,005	112%

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	15,032	14,368	13,358	13,796	11,991	39,145	43,734	(10)%
Area C Joint Venture	kt	24,920	29,070	28,839	29,578	27,869	86,286	76,798	12%
Yandi Joint Venture	kt	4,434	5,293	4,440	3,777	3,819	12,036	12,562	(4)%
Jimblebar¹	kt	15,913	19,442	16,726	17,600	16,458	50,784	53,669	(5)%
Total	kt	60,299	68,173	63,363	64,751	60,137	188,251	186,763	1%
Total (100%)	kt	68,131	76,773	71,593	73,071	67,844	212,508	210,249	1%
Lump	kt									19,175	20,260	19,377	20,319	18,822	58,518	59,320	(1)%
Fines	kt									42,693	47,063	44,031	44,022	40,412	128,465	129,334	(1)%
Total	kt									61,868	67,323	63,408	64,341	59,234	186,983	188,654	(1)%
Total (100%)	kt									69,775	75,898	71,543	72,594	66,765	210,902	211,863	0%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,174	1,041	1,285	1,471	1,635	4,391	3,707	18%	1,258	1,043	1,002	1,508	1,445	3,955	3,723	6%

BHP | Operational Review for the nine months ended 31 March 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar 2024	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Mar 2025	Mar 2024	Var %	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Mar 2025	Mar 2024	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater¹	kt	1,070	25	-	-	-	-	3,547	(100)%

	Goonyella	kt	1,824	2,047	1,359	1,439	1,228	4,026	4,387	(8)%

	Peak Downs	kt	1,012	1,238	1,249	1,073	1,098	3,420	2,979	15%

	Saraji	kt	759	817	940	1,171	883	2,994	2,470	21%

	Daunia¹	kt	524	13	-	-	-	-	1,500	(100)%

	Caval Ridge	kt	846	782	967	747	710	2,424	2,470	(2)%

	Total[2]	kt	6,035	4,922	4,515	4,430	3,919	12,864	17,353	(26)%

	Total (100%)[2]	kt	12,070	9,844	9,030	8,860	7,838	25,728	34,706	(26)%

	Coking coal	kt									5,410	4,862	4,273	4,695	3,708	12,676	14,663	(14)%

	Weak coking coal	kt									927	42	-	-	-	-	2,208	(100)%

	Thermal coal	kt									22	-	-	31	83	114	519	(78)%

	Total[1]	kt									6,359	4,904	4,273	4,726	3,791	12,790	17,390	(26)%

	Total (100%)[1]	kt									12,718	9,808	8,546	9,452	7,582	25,580	34,780	(26)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. 2 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									3,558	3,254	3,416	3,471	3,128	10,015	10,587	(5)%

	Domestic	kt									374	424	535	332	381	1,248	902	38%

	Total	kt	4,149	3,751	3,675	3,698	3,596	10,969	11,617	(6)%	3,932	3,678	3,951	3,803	3,509	11,263	11,489	(2)%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	32.4	42.6	35.9	5.4	-	41.3	118.9	(65)%

	Average nickel grade	%	15.2	17.8	17.1	16.7	-	17.0	16.3	4%

Leinster	Nickel concentrate	kt	60.3	76.6	72.5	-	-	72.5	189.7	(62)%

	Average nickel grade	%	7.8	9.0	8.8	-	-	8.8	8.0	10%

	Refined nickel²	kt	8.8	14.7	12.1	0.1	-	12.2	35.2	(65)%	8.6	14.8	13.5	0.8	-	14.3	34.8	(59)%

	Nickel sulphate³	kt	1.0	1.6	0.3	-	-	0.3	2.6	(88)%	0.8	1.5	0.6	0.3	0.1	1.0	2.3	(57)%

	Intermediates and nickel by-products4	kt	9.0	6.7	7.2	7.9	2.3	17.4	20.8	(16)%	9.4	6.9	5.8	10.1	2.1	18.0	20.6	(13)%

	Total nickel	kt	18.8	23.0	19.6	8.0	2.3	29.9	58.6	(49)%	18.8	23.2	19.9	11.2	2.2	33.3	57.7	(42)%

	Cobalt by-products	t	179	181	294	121	35	450	553	(19)%	179	181	294	121	-	415	481	(14)%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

2	High quality refined nickel metal, including briquettes and powder.

3	Nickel sulphate crystals produced from nickel powder.

4	Nickel contained in matte and by-product streams.

BHP | Operational Review for the quarter ended 30 September 2024

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2025 compared with the nine months ended March 2024, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 - Subsidiaries of the Financial Statements in BHP’s 2024 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
Mobile: +61 417 622 839	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
Mobile: +61 411 071 715	Mobile: +44 7961 636 432

North America	Americas

Megan Hjulfors	Monica Nettleton
Mobile: +1 403 605 2314	Mobile: +1 416 518 6293

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 17, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary